Exhibit 99.1
For Immediate Release

July 20, 2006
SAP Announces 2006 Second Quarter and Six Months Results
     WALLDORF — July 20, 2006 — SAP AG (NYSE: SAP) today announced its preliminary financial results for the second quarter and six months ended June 30, 2006.
HIGHLIGHTS — Second Quarter 2006
Revenues
•	Software revenues were €621 million for the second quarter of 2006 (2005: €576 million), representing an increase of 8% (10% at constant currencies1) compared to the same period in 2005.

•	Product revenues for the 2006 second quarter were €1.5 billion (2005: €1.4 billion), which is an increase of 9% (10% at constant currencies1) compared to the second quarter of 2005.

•	Total revenues were €2.2 billion for the second quarter of 2006 (2005: €2.0 billion), which represented an increase of 9% (9% at constant currencies1) compared to the same period in 2005.
Core Enterprise Applications Vendor Share2
•	Based on software revenues on a rolling four quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research, continued to grow and was 21.7% at the end of the second quarter of 2006.
Regional Performance
     The Americas region remained the growth driver for SAP, reporting an 18% increase in software revenues (21% at constant currencies1 ) to €239 million for the second quarter of 2006

SAP Announces 2006 Second Quarter and Six Months Results	Page 2
compared to the same quarter last year. In the U.S., software revenues increased to €201 million, or 16% (20% at constant currencies1). Second quarter software revenues in the EMEA (Europe, Middle East and Africa) region climbed to €296 million, or 3% (3% at constant currencies1), with Germany reporting an 8% increase to €100 million for the second quarter of 2006. Software revenues in the APA (Asia/Pacific) region for the second quarter of 2006 were flat (4% increase at constant currencies1) at €86 million, with Japan reporting a 4% decline (4% increase at constant currencies1) in software revenues to €23 million.
Income
•	Operating income for the second quarter of 2006 was €531 million (2005: €460 million), which was an increase of 15% compared to the 2005 second quarter. Pro forma operating income[3] was €558 million (2005: €496 million) for 2005, representing an increase of 13% compared to the second quarter of 2005.

•	The operating margin for the 2006 second quarter was 24.2%, which was an increase of 1.4 percentage points compared to the second quarter of 2005. The pro forma operating margin[3] for the 2006 second quarter was 25.4%, which was an increase of 0.80 percentage points compared to the 2005 second quarter.

•	Net income for the second quarter of 2006 was €414 million (2005: €289 million), or €1.35 per share (2005: €0.93 per share), representing an increase of 43% compared to the second quarter of 2005. Second quarter 2006 pro forma net income[3] was €432 million (2005: €314 million), or pro forma €1.41 earnings per share[3] (2005: €1.01 per share), representing an increase of 38% compared to the second quarter of 2005. Second quarter 2006 net income, earnings per share, pro forma net income and pro forma earnings per share were positively impacted by approximately €30 million, or €0.10 per share, from a reduced effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
     “SAP is on track for another successful year. Product revenue, pro forma operating margin and pro forma earnings per share all gained strongly in the first half and we succeeded in extending our global market share,” said Henning Kagermann, CEO of SAP. “Software revenues were slightly below our expected full-year growth range, primarily due to order phasing and

SAP Announces 2006 Second Quarter and Six Months Results	Page 3
delayed contracts, but order entry — a key indicator for future software revenues — and our win rate against competitors both remained strong. The customer spending environment is stable and customer satisfaction is high, which has been helped by our clear product roadmap and well-defined product deliverables.”
     Mr. Kagermann continued, “At the beginning of the year, we stated that 2006 would be a cornerstone year for SAP distinguished by a series of new product launches. We successfully delivered in the first half with new product launches such as SAP CRM on-demand solutions, Duet software and our flagship mySAP ERP 2005, the first services-enabled ERP suite in the industry. Customer feedback has been very positive on these products, including strong interest from our user groups about migrating to mySAP ERP 2005. These new products and other products we have announced for 2006, along with our enterprise service-oriented architecture (enterprise SOA), will allow us to deliver to customers increased simplicity by innovating the user experience, greater flexibility in building business processes, and provide for easier adoption by refining the way companies deploy software.”
HIGHLIGHTS — Six Months 2006
Revenues
•	Software revenues increased 14% (12% at constant currencies1) to €1.1 billion (2005: €1.0 billion) for the first half of 2006 compared to the same period last year.

•	Product revenues increased to €2.9 billion (2005: €2.5 billion) for the first six months of 2006, representing an increase of 13% (11% at constant currencies1) compared to the first six months of 2005.

•	Total revenues were €4.2 billion (2005: €3.7 billion) for the 2006 first half, which was an increase of 13% (11% at constant currencies1) compared to the first half of 2005.
Income
•	Operating income for the first six months of 2006 was €940 million (2005: €834 million), which was an increase of 13% compared to the same period last year. Pro forma operating

SAP Announces 2006 Second Quarter and Six Months Results	Page 4
income[3] for the 2006 six month period was €1.0 billion (2005: €877 million), representing an increase of 16% compared to the 2005 six month period.

•	The operating margin for the first half of 2006 was 22.2%, which went down by 0.1 percentage points compared to the first half of 2005. The pro forma operating margin[3] was 24.0% for the first six months of 2006, which was an increase of 0.6 percentage points compared to the same period in 2005.

•	Net income for the first half of 2006 was €696 million (2005: €543 million), or €2.26 per share (2005: €1.75 per share), representing an increase of 28% compared to the first half of 2005. Pro forma net income[3] for the 2006 six month period was €747 million (2004: €573 million), or pro forma €2.43 per share[3] (2005: €1.85 per share), representing an increase of 30% compared to the same period in 2005. First half 2006 net income, earnings per share, pro forma net income and pro forma earnings per share were positively impacted by approximately €30 million, or €0.10 per share, from a second quarter reduced effective tax rate of 25% mainly due to a settlement with the fiscal authorities on one specific item.
Cash Flow
•	Operating cash flow for the first half of 2006 was €963 million (2005: €832 million). Free cash flow[3,4] for the first half of 2006 was €832 million (2005: €720 million), which was 20% as a percentage of total revenues in 2006 (2005: 19%). At June 30, 2006, the Company had €2.5 billion in liquid assets (June 30, 2005: €3.5 billion). The year-over-year decrease in liquid assets is primarily the result of an increase in expenditures on acquisitions and share buybacks in 2006.
Share Buy-Back Program
•	In the first half of 2006, the Company bought back 5.66 million shares at an average price of €165.72 (total amount: €938 million). This compares to 2.24 million shares bought back in the first half of 2005. At June 30, 2006, treasury stock stood at 11.31 million shares at an average price of €139.79. SAP’s current share buy-back program allows the Company to purchase up to 30 million shares. Given the Company’s strong free cash flow[3,4] generation, SAP plans to further evaluate opportunities to buy back shares in the future.

SAP Announces 2006 Second Quarter and Six Months Results	Page 5
BUSINESS OUTLOOK
     The Company also announced that it reaffirmed its outlook for the full-year 2006 and as a result it continues to provide the following outlook for the full-year 2006 as described in its April 20, 2006 first quarter results press release.
•	The Company expects full-year 2006 product revenues to increase in a range of 13% — 15% compared to 2005. This growth rate is based on the Company’s expectation for full-year 2006 software revenue growth in a range of 15% — 17% compared to 2005.
•	The Company expects the full-year 2006 pro forma operating margin[3], which excludes stock-based compensation and acquisition-related charges, to increase in a range of 0.5 — 1.0 percentage points compared to 2005.
•	The Company expects full-year 2006 pro forma earnings per share[3], which exclude stock-based compensation, acquisition-related charges and impairment-related charges, to be in a range of €5.80 to €6.00 per share.
•	The outlook is based on an assumed U.S. Dollar to Euro exchange rate of $1.23 per €1.00.
Regional Performance
Second Quarter 2006 Software Revenue by Region (in € millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	Q2 2006	Q2 2005	Change	% Change

Total	621	576	+45	+8%

- at constant currency rates				+10%

EMEA	296	289	+7	+3%

- at constant currency rates				+3%

Asia-Pacific	86	85	+1	0%

- at constant currency rates				+4%

Americas	239	202	37	+18%

- at constant currency rates				+21%

SAP Announces 2006 Second Quarter and Six Months Results	Page 6
Second Quarter 2006 Total Revenue by Region (in € millions, unaudited)
SAP Group

	Revenue	Revenue
	Q2 2006	Q2 2005	Change	% Change

Total	2,195	2,016	+179	+9%

- at constant currency rates				+9%

EMEA	1,136	1,086	+50	+5%

- at constant currency rates				+5%

Asia Pacific	254	238	+16	+7%

- at constant currency rates				+10%

Americas	805	692	+113	+16%

- at constant currency rates				+16%

Six Months 2006 Software Revenue by Region (in €millions, unaudited)
SAP Group

	Software	Software
	Revenue	Revenue
	6 Mos 2006	6 Mos 2005	Change	% Change

Total	1,149	1,010	+139	+14%

- at constant currency rates				+12%

EMEA	525	504	+21	+4%

- at constant currency rates				+4%

Asia-Pacific	159	150	+9	+5%

- at constant currency rates				+5%

Americas	465	356	+109	+31%

- at constant currency rates				+25%

Six Months 2006 Total Revenue by Region (in €millions, unaudited)
SAP Group

	Revenue	Revenue
	6 Mos 2006	6 Mos 2005	Change	% Change

Total	4,236	3,745	+491	+13%

- at constant currency rates				+11%

EMEA	2,141	2,012	+129	+6%

- at constant currency rates				+6%

Asia Pacific	511	456	+55	+12%

- at constant currency rates				+12%

Americas	1,584	1,277	+307	+24%

- at constant currency rates				+18%

SAP Announces 2006 Second Quarter and Six Months Results	Page 7
KEY EVENTS — Second Quarter 2006
•	In the second quarter of 2006, SAP demonstrated strong momentum, announcing major contracts in all key regions: Deloitte & Touche, FileNet, Jabil Circuit, TBC Corporation, The Home Depot in the Americas; Commerzbank AG, La Caixa, Ministry of Defense (Ukraine), Océ Technologies, Saint Gobain in EMEA; China MinMetals, Japan Tobacco, Kumho Tire Co and Water Corporation in Asia Pacific.

•	On June 14, 2006, SAP announced the worldwide 10,000th customer for SAP® Business One, its integrated business management solution for SMEs, which was introduced internationally in 2003.

•	SAP signed several agreements with Neusoft Group, one of China’s leading IT services and training companies. The agreements are the latest in a series of steps extending SAP’s operations in China and expanding its ability to serve Chinese customers and partners across the country. The announcement was made on May 23, 2006.

•	At SAPPHIRE ‘06 in Paris, SAP’s annual international customer conference, the company’s executives detailed new tools, strategies and the industry’s first services-enabled ERP suite designed to simplify and expedite customers’ road maps to enterprise service-oriented architecture (enterprise SOA).

•	Speaking at SAPPHIRE ‘06 in Paris, Henning Kagermann, Shai Agassi and Léo Apotheker announced plans for the industry’s first enterprise SOA appliance. They also unveiled plans for a composite application hub that will facilitate the exploration, distribution and deployment of hundreds of innovative composite applications built by system integrators (SIs), independent software vendors (ISVs), SAP and customers.

•	On May 17, 2006, SAP announced the launch of a $125 million global fund to accelerate the ecosystem of independent software vendors (ISVs) building next-generation composite applications on the SAP NetWeaver® platform.

•	On May 17, 2006, SAP announced the creation of a new business unit to empower customers with end-to-end solutions for governance, risk management and compliance (GRC). On April 4, 2006, SAP had already announced that it is acquiring Virsa Systems, Inc., a privately-held leading supplier of cross-enterprise compliance solutions.

•	At SAPPHIRE ‘06 Orlando, SAP announced the global availability of mySAP™ ERP 2005, the latest version of its renowned enterprise resource planning application. The new version of mySAP ERP features more than 300 product enhancements to provide companies with better information access and decision support.

•	At SAPPHIRE ‘06 Orlando, SAP and IBM announced the expansion of their relationship to serve the $500 billion small and midsize enterprise (SME) market, leveraging the IBM Business Partner channel. The companies have entered a new reseller, referral and solution

SAP Announces 2006 Second Quarter and Six Months Results	Page 8
relationship for mySAP™ All-in-One solutions to help U.S. clients in specific industries become more innovative and productive.

•	SAP announced the formation of four new “industry value networks” (IVNs) serving the consumer products, retail and technology industries and the public sector. These networks bring together customers, partners and SAP to co-innovate and quickly develop solutions to solve industry-specific customer challenges.

•	At SAPPHIRE ‘06 Orlando, SAP launched the second wave of its SAP® CRM on-demand solutions. Delivering on SAP’s road map of quarterly software releases for its on-demand offerings, first announced in February 2006, the SAP® Marketing on-demand solution provides line-of-business managers with powerful search capabilities to help more effectively target new customers, and track and pursue promising leads.

•	On May 2, 2006, SAP and Microsoft Corp. announced that the two companies will ship their joint product Duet™ software for Microsoft Office and SAP on time in June 2006. Duet allows information workers to use their familiar Microsoft Office environment to access selected SAP business processes and data. Nearly 100 joint customers and partners have been exploring the software’s benefits in early release versions since late 2005.
Webcast/Supplementary Financial Information
SAP senior management will host a financial analyst and investor presentation in New York today at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). The conference will be web cast live on the Company’s website at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software solutions*. Today, SAP has more than 34,000 customers in over 120 countries. SAP® software solutions address the needs of small and midsize enterprises to global organizations. Powered by the SAP NetWeaver® platform to drive innovation and enable business change, SAP solutions are helping enterprises around the world improve customer relationships, enhance partner collaboration and create efficiencies across their supply chains and business operations. SAP industry solutions support the unique business processes of more than 25 industry segments, including high tech, healthcare, retail, public sector and financial services. With subsidiaries in more than 50 countries, the company is listed on several exchanges, including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)
(*) SAP defines business software solutions as consisting of Enterprise Resource Planning and related software solutions such as Supply Chain Management, Customer Relationship Management, Product Lifecycle Management, Supplier Relationship Management.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SAP Announces 2006 Second Quarter and Six Months Results	Page 9
Copyright © 2006 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serves informational purposes only. National product specifications may vary.
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Tony Roddam, +49 (6227) 7-49133, tony.roddam@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Steve Bauer +1 610 661-3951, steve.bauer@sap.com, EDT
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
(Tables to follow)

SAP Announces 2006 Second Quarter and Six Months Results	Page 10
Consolidated Income Statements
SAP Group 2. Quarter
(UNAUDITED)
(€ millions)

	2006	2005	Δ

Software revenue	621	576	8%
Maintenance revenue	856	779	10%
Product revenue	1,477	1,355	9%
Consulting revenue	588	540	9%
Training revenue	98	91	8%
Service revenue	686	631	9%
Other revenue	32	30	7%
Total revenue	2,195	2,016	9%

Cost of product	-264	-242	9%
Cost of service	-513	-481	7%
Research and development	-314	-281	12%
Sales and marketing	-469	-452	4%
General and administration	-109	-107	2%
Other income/expense, net	5	7	-29%
Total operating expenses	-1,664	-1,556	7%

Operating income	531	460	15%

Other non-operating income/ expense, net	2	-4	N/A
Financial income, net	21	-16	N/A
Income before income taxes	554	440	26%

Income taxes	-139	-151	-8%
Minority interest	-1	0	N/A
Net income	414	289	43%

Basic earnings per share (in €)	1.35	0.93	43%

SAP Announces 2006 Second Quarter and Six Months Results	Page 11
Consolidated Income Statements
SAP Group 2. Quarter
(UNAUDITED)
additional information
(€ millions)

	2006	2005	Δ

Pro-forma EBITDA reconciliation:

Net income	414	289	43%

Minority interest	1	0	N/A
Income taxes	139	151	-8%

Net income before income taxes	554	440	26%
Financial income, net	-21	16	N/A
Other non-operating income/expense, net	-2	4	N/A

Operating income	531	460	15%
Depreciation and amortization	54	52	4%
Pro-forma EBITDA3,4)	585	512	14%
as a % of Sales	27%	25%

Pro-forma operating income reconciliation:

Operating income	531	460	15%
LTI/STAR/SOP	16	29	-45%
Settlement of stock-based compensation programs	0	0	N/A

Total stock-based compensation	16	29	-45%
Acquisition-related charges	11	7	57%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges3)	558	496	13%
Operating margin	24,2%	22,8%

Pro-forma operating margin	25,4%	24,6%

SAP Announces 2006 Second Quarter and Six Months Results	Page 12
Consolidated Income Statements
SAP Group 2. Quarter
(UNAUDITED)
additional information
(€ millions)

	2006	2005	Δ

Financial income, net	21	-16	N/A
- thereof impairment-related charges	0	-1	N/A

Income before income taxes	554	440	26%
Income taxes	139	151	-8%
Effective Tax Rate	25%	34%

Pro-forma net income reconciliation:

Net income	414	289	43%
Stock-based compensation, net of tax	12	20	-40%
Acquisition-related charges, net of tax	6	4	50%
Impairment-related charges, net of tax	0	1	N/A
Pro-forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges 3)	432	314	38%

Pro-forma EPS reconciliation:

Earnings per share (in €)	1.35	0.93	43%
Stock-based compensation	0.04	0.06	-40%
Acquisition-related charges	0.02	0.02	50%
Impairment-related charges	0.00	0.00	N/A
Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €) 3)	1.41	1.01	38%
Weighted average number of shares (in thousands) Treasury Stock excluded	307,149	309,695

SAP Announces 2006 Second Quarter and Six Months Results	Page 13
Consolidated Income Statements
SAP Group 1. Halfyear
(UNAUDITED)
(€ millions)

	2006	2005	Δ

Software revenue	1,149	1,010	14%
Maintenance revenue	1,716	1,518	13%
Product revenue	2,865	2,528	13%
Consulting revenue	1,145	1,015	13%
Training revenue	187	163	15%
Service revenue	1,332	1,178	13%
Other revenue	39	39	0%
Total revenue	4,236	3,745	13%

Cost of product	-535	-457	17%
Cost of service	-1,018	-922	10%
Research and development	-625	-528	18%
Sales and marketing	-908	-809	12%
General and administration	-219	-201	9%
Other income/expense, net	9	6	50%
Total operating expenses	-3,296	-2,911	13%

Operating income	940	834	13%

Other non-operating income/ expense, net	-15	11	N/A
Financial income, net	57	-8	N/A
Income before income taxes	982	837	17%

Income taxes	-285	-293	-3%
Minority interest	-1	-1	0%
Net income	696	543	28%

Basic earnings per share (in €)	2.26	1.75	28%

SAP Announces 2006 Second Quarter and Six Months Results	Page 14
Consolidated Income Statements
SAP Group 1. Halfyear
(UNAUDITED)
additional information
(€ millions)

	2006	2005	Δ

Pro-forma EBITDA reconciliation:

Net income	696	543	28%

Minority interest	1	1	0%
Income taxes	285	293	-3%

Net income before income taxes	982	837	17%
Financial income, net	-57	8	N/A
Other non-operating income/expense, net	15	-11	N/A

Operating income	940	834	13%

Depreciation and amortization	108	101	7%
Pro-forma EBITDA3,4)	1,048	935	12%
as a % of Sales	25%	25%

Pro-forma operating income reconciliation:

Operating income	940	834	13%
LTI/STAR/SOP	50	29	72%
Settlement of stock-based compensation programs	0	0	N/A
Total stock-based compensation	50	29	72%
Acquisition-related charges	25	14	79%

Pro-forma operating income excluding stock-based compensation and acquisition-related charges3)	1,015	877	16%

Operating margin	22,2%	22,3%

Pro-forma operating margin	24,0%	23,4%

SAP Announces 2006 Second Quarter and Six Months Results	Page 15
Consolidated Income Statements
SAP Group 1. Halfyear
(UNAUDITED)
additional information
(€ millions)

	2006	2005	Δ

Financial income, net	57	-8	N/A
- thereof impairment-related charges	0	-2	-100%

Income before income taxes	982	837	17%
Income taxes	285	293	-3%
Effective Tax Rate	29%	35%

Pro-forma net income reconciliation:

Net income	696	543	28%
Stock-based compensation, net of tax	36	20	80%
Acquisition-related charges, net of tax	15	8	88%
Impairment-related charges, net of tax	0	2	-100%

Pro forma net income excluding stock-based compensation, acquisition-related charges, and impairment-related charges3)	747	573	30%

Pro-forma EPS reconciliation:

Earnings per share (in €)	2.26	1.75	28%
Stock-based compensation	0.12	0.06	80%
Acquisition-related charges	0.05	0.03	88%
Impairment-related charges	0.00	0.01	-100%

Pro-forma EPS excluding stock-based compensation, acquisition-related charges and impairment-related charges (in €)3)	2.43	1.85	30%
Weighted average number of shares (in thousands) Treasury Stock excluded	308,027	309,820

SAP Announces 2006 Second Quarter and Six Months Results	Page 16
Consolidated Balance Sheets
SAP Group
PRELIMINARY and UNAUDITED
(€ millions)
ASSETS

	06/30/2006	12/31/2005	Δ	Δ
Intangible assets	1.244	766	478	62%
Property, plant and equipment	1,121	1.095	26	2%
Financial assets	498	534	-36	-7%

FIXED ASSETS	2,863	2,395	468	20%

Accounts receivables	1,971	2,251	-280	-12%
Inventories and other assets	836	655	181	28%
Liquid assets/Marketable securities	2,535	3,423	-888	-26%

CURRENT ASSETS	5,342	6,329	-987	-16%
DEFERRED TAXES	197	251	-54	-22%
PREPAID EXPENSES	142	88	54	61%
TOTAL ASSETS	8,544	9,063	-519	-6%

SHAREHOLDERS’ EQUITY AND
LIABILITIES

	06/30/2006	12/31/2005	Δ	Δ
SHAREHOLDERS’ EQUITY	5,191	5,782	-591	-10%
MINORITY INTEREST	8	8	0	0%
RESERVES AND ACCRUED LIABILITIES	1,547	2,023	-476	-24%
OTHER LIABILITIES	765	846	-81	-10%
DEFERRED INCOME	1.033	404	629	156%
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	8,544	9,063	-519	-6%

Days Sales Outstanding	69	68

SAP Announces 2006 Second Quarter and Six Months Results	Page 17
Consolidated Statements of Cash Flows
SAP Group
(UNAUDITED)
six months ended June 30, (in EUR millions)

	2006	2005
Net income	696	543
Minority interest	1	1
Income before minority interest	697	544
Depreciation and amortization	108	101
Gains on disposal of property, plant, and equipment and equity securities	-2	-2
Write-downs of financial assets, net	-1	2
Impacts of STAR hedging	-63	29
Stock-based compensation including income tax benefits	52	37
Change in accounts receivables and other assets	163	84
Change in reserves and liabilities	-548	-505
Change in deferred taxes	-9	-12
Change in other assets	-57	-70
Change in deferred income	623	624
Net cash provided by operating activities	963	832
Acquisition of minorities in subsidiaries	0	-25
Other acquisitions, net of cash and cash equivalents acquired	-486	-19
Purchase of intangible assets and property, plant, and equipment	-131	-112
Purchase of financial assets	-16	-11
Proceeds from disposal of fixed assets	29	12
Purchase/sale of marketable securities	34	-21
Change in liquid assets (maturities exceeding 3 months)	796	-100
Net cash used in investing activities	226	-276
Dividends paid	-447	-340
Purchase of treasury stock	-947	-298
Proceeds from reissuance of treasury stock	134	111
Proceeds from issuance of common stock (Stock-based compensation)	42	28
Proceeds/repayment of short-term and long-term debt	1	-1
Proceeds from the exercise of equity derivative instruments (STAR hedge)	57	39
Acquisition of derivative equity instruments (STAR hedge)	-53	-47
Net cash used in financing activities	-1.213	-508
Effect of foreign exchange rates on cash	-34	76
Net change in cash and cash equivalents	-58	124
Cash and cash equivalents at the beginning of the period	2.064	1.506
Cash and cash equivalents at the end of the period	2.006	1.630

SAP Announces 2006 Second Quarter and Six Months Results	Page 18
First Half 2006 Free Cash Flow (in €millions, unaudited)
SAP Group

	H1 2006	H1 2005	% Change

Operating Cash Flow	963	832	+16

Capital Expenditure	-131	-112	+17

Free Cash Flow[3,4]	832	720	+16

Free Cash Flow as a % of Revenue	20%	19%	+1 PP

Total Revenue	4,236	3,745	+13

Footnotes
1)	SAP calculates “constant-currency” year-on-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from 2005 instead of 2006. SAP believes that such constant-currency measures provide supplemental meaningful information for investors as they show how the Company would have performed if it had not been affected by changes in exchange rates.

2)	In previous quarters, worldwide peer group share was provided based on a peer group of Microsoft Corp. (business solutions segment only), Oracle Corp. (business applications only) and Siebel Systems, Inc. The Company believes that after the large amount of consolidation that has occurred among the larger companies in the software industry, the peer group has become too small to provide an adequate metric for the purpose of measuring growth of sales share. Therefore, the Company will now be providing share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $16 billion in software revenues as defined by the Company based on industry analyst research. For 2006, industry analysts project approximately 4% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 4% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set (approximately 30) of Core Enterprise Application vendors.

3)	Non-GAAP Measures:
This press release discloses certain financial measures, such as pro-forma operating income, pro-forma operating margin, pro-forma expenses, pro-forma net income, pro-forma earnings per share (EPS), pro-forma EBITDA, and currency-adjusted year-on-year changes in revenue and operating income, which are not prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and are therefore considered non-GAAP measures. The non-GAAP measures included in this report are reconciled to the nearest U.S. GAAP measure. The non-GAAP measures that SAP reports may not correspond to non-GAAP measures that other companies report. The non-GAAP measures that SAP reports should be considered as additional to, and not as a substitute for or superior to, operating income, operating margin, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP.

SAP Announces 2006 Second Quarter and Six Months Results	Page 19
SAP believes that pro-forma operating income, pro-forma operating margin, pro-forma net income, and pro-forma EPS, all based on pro-forma expenses, provide supplemental meaningful information that can help investors fully assess the financial performance of the Company’s core operations. The pro-forma measures disclosed are the same measures that SAP uses in its internal management reporting. Pro-forma operating income is one of the criteria, alongside the software revenue increase, for performance-related elements of management compensation.

The following expenses are eliminated from pro-forma expenses, pro-forma operating income, pro-forma net income, pro-forma operating margin, pro-forma EPS, and other pro-forma measures:
•	Stock-based compensation, including expenses for stock-based compensation as defined under U.S. GAAP as well as expenses related to the settlement of stock-based compensation plans in the context of mergers and acquisitions. SAP excludes stock-based compensation expenses because it has no direct influence over the actual expense of these awards once it has entered into stock-based compensation commitments.

•	Acquisition-related charges, including amortization of identifiable intangible assets acquired in acquisitions of businesses or intellectual property.

•	Impairment-related charges include other-than-temporary impairment charges on minority equity investments.
In addition, SAP gives guidance based on non-GAAP financial measures. It does not provide guidance on U.S. GAAP operating margin and earnings per share measures because those measures include expenses such as stock-based compensation, impairment-related charges, and acquisition-related charges. The Company views those expenses as less meaningful in its own assessment of the financial performance of its core operations, or they are factors outside SAP’s control, dependent on SAP’s share price, or dependent on the share price of companies it acquires or in which it invests.
4)	Management believes that EBITDA and free cash flow are widely accepted supplemental measures of evaluating operating performance and liquidity among companies. However these measures should be considered in addition to, and not as a substitute, or superior to, operating income, cash flows, or other measures of financial performance prepared in accordance with generally accepted accounting principles.